Exhibit 99.1

Wix.com Reports First Quarter 2016 Results

●	Exceeded High End of Q1 Guidance for Collections, Revenue and Adjusted EBITDA

●	Results Highlighted by a Unique Combination of Record Registered User Growth and Improved Conversion to Premium Subscriptions Driven by Recent Product Launches

●	Added a Record 170,000 Net Premium Subscriptions to Reach 1.94 Million at Quarter End

●	Added 5.3 Million Registered Users, the Highest Quarterly Additions in Company’s History

●	Increased Financial Outlook for Full Year 2016

TEL AVIV, Israel, May 4, 2016 -- Wix.com Ltd. (Nasdaq: WIX), a leading global software platform for small businesses operating online, today reported financial results for the first quarter ended March 31, 2016. The Company also provided its outlook for the second quarter 2016 and increased its financial outlook for the full year 2016.

Q1 2016 Financial Summary

	Three months ended Mar. 31,			Prior Q1 2016
$ in thousands	2016	2015	Y/Y growth	Outlook
Collections (FX neutral to Q1 2015)	$77,484	$55,869	39%	$75,000 - 76,000
Collections	$75,694	$55,869	35%	$73,000 - 74,000

Revenue (FX neutral to Q1 2015)	$62,722	$44,524	41%	N/A
Revenue	$61,586	$44,524	38%	$60,000 - 61,000

Adjusted EBITDA	$2,664	$(493)	NM	$1,000 - 2,000

“Our outstanding results this quarter reflect a unique combination of a record number of additions of over five million new registered users, an improvement in conversion to premium subscriptions, and an increase in collections per new premium subscription,” said Avishai Abrahami, CEO and Co-founder of Wix. “This exceptional performance is the result of the success of several new products introduced over the last two quarters and higher traffic due to an ongoing increase of global awareness of the Wix brand.”

Lior Shemesh, CFO of Wix, commented, “Our first quarter results demonstrate strong top-line growth and continued improvement in profitability and free cash flow compared to the first quarter last year. As a result of these positive trends, we are increasing our full year outlook. We will continue to leverage our investments in product development to drive conversion and returns on our marketing spend.”

Q1 2016 Results and Highlights

●	Collections on a constant currency basis, which excludes the impact of approximately $1.8 million related to year-over-year changes in foreign exchange rates, would have been $77.5 million, an increase of 39% versus the prior year

○	Collections on a reported basis increased 35% to $75.7 million compared to $55.9 million for the first quarter last year

●	Revenue on constant currency basis, which excludes the impact of approximately $1.1 million related to year-over-year changes in foreign exchange rates, would have been $62.7 million, an increase of 41% versus the prior year

○	Reported GAAP revenue increased 38% to $61.6 million compared to $44.5 million for the first quarter last year

●	Gross margin on non-GAAP basis was 84% compared to 83% in the first quarter of last year

●	GAAP net loss was $19.9 million, or $(0.49) per share, compared to a net loss of $16.0 million, or $(0.41) per share, for the first quarter of 2015

●	Non-GAAP net loss was $12.2 million, or $(0.30) per share, compared to a non-GAAP net loss of $11.7 million, or $(0.30) per share, for the first quarter of 2015

●	Adjusted EBITDA was $2.7 million compared to $(0.5) million for the first quarter of 2015

●	Free cash flow improved to $(2.1) million compared to $(2.7) million for the first quarter of 2015

●	Added a record 170,000 net premium subscriptions in the period to reach 1.94 million as of March 31, 2016, a 41% increase over the first quarter of 2015

●	Added a record 5.3 million registered users in the first quarter. Registered users as of March 31, 2016 were 82 million, representing a 32% increase compared to the first quarter of 2015

Recent Business Highlights

●	Launched Wix Restaurants: Wix launched Wix Restaurants, the first online order management product enabling restaurant owners to build and manage their business online, eliminating the reliance on commission-based food ordering marketplaces. Wix Restaurants provides a suite of products to address the unique needs of restaurants including online menus, commission-free online ordering, enhanced payment options, CRM capabilities, and tailored websites.

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●	Recognized as Google Apps Online Partner of the Year: Wix was recognized by Google for Work as its Google Apps Online Partner of the Year for 2015 for its efforts in promoting and marketing Google Apps through the Wix platform. Wix continues to enable small businesses and organizations to communicate and collaborate with a suite of cloud-based productivity tools, such as e-mail, document management and storage as they move their operations online. This marks the second consecutive year Wix was recognized by Google for Work as a top partner.

●	Launched global partnership with City Football Group: Wix became City Football Group’s Official Website Design & Hosting Partner for its clubs Manchester City FC, New York City FC and Melbourne City FC. The partnership provides Wix with branding and sponsorship opportunities on match days at the Etihad Stadium – home of Manchester City FC – and fans of all three clubs the opportunity to engage with Wix’s innovative design platform. The first fan engagement activity encouraged fans to create videos to feature on the official website for Sergio Aguero created in partnership with Wix.

●	Wix Mobile Growth: Over 15.7 million mobile sites have been created on the Wix platform to date, making Wix among the largest mobile site development platforms globally.

●	Increasing Platform Engagement: Continued engagement with the Wix ecosystem illustrated by over 290 million contacts saved onto the Wix platform. Leveraging Wix’s MyAccount CRM system, users track customer activity data, manage relationships and communicate using WixShoutOut.

Financial Outlook

The Company is introducing its outlook for the second quarter of 2016 and increasing its prior outlook for full year 2016 as follows:

●	For the second quarter of 2016:

	Q2 2016 Outlook	Y/Y growth

Collections (FX neutral to Q2 2015)	$79 - $80 million	38% - 39%

Collections	$77 - $78 million	34% - 36%

Revenue	$66 - $67 million	36% - 38%

Adjusted EBITDA	$6.5 - $7.5 million	NM

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●	For the full year 2016:

FY 2016 Outlook
	Prior	Updated	Y/Y growth

Collections (FX neutral to 2015)	$320 - $326 million	$324 - $328 million	34% - 36%

Collections	$314 - $320 million	$320 - $324 million	32% - 34%

Revenue	$270 - $274 million	$274 - $277 million	35% - 36%

Adjusted EBITDA	$27 - $30 million	$30 - $32 million	104% - 117%

Conference Call and Webcast Information

Prior to today’s scheduled quarterly conference call, Wix will provide a supplemental data sheet and supporting slides. These materials provide shareholders and analysts with additional time and detail for analyzing results in advance of the quarterly conference call. The materials will be available before the conference call at https://investors.wix.com/results.cfm.

Wix.com’s first quarter 2016 teleconference and webcast will be held at 8:30 a.m. ET on Wednesday, May 4, 2016 and will include brief comments by management followed by a question-and-answer session.

To participate on the live call, analysts and investors should dial 866-393-4306 (US/Canada), 734-385-2616 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call. A telephonic replay of the call will be available through May 11, 2016 at 11:59 p.m. ET by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID: 87463537.

Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

Wix.com (NASDAQ: Wix) is a leading cloud-based web development platform with over 84 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. The Wix Editor and highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in San Francisco, New York, Miami, Vilnius and Dnepropetrovsk.

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Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: Collections, collections and revenue on a constant currency basis, adjusted EBITDA, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. We adjust collections and revenue to measure them on a constant currency basis by assuming the same exchange rates as the prior period applied to the reported figures in the current period. Adjusted EBITDA is defined as net profit or loss before interest, bank charges and other financial expenses (income), net unrealized losses (gains) on hedging transactions, other expenses, taxes on income, depreciation amortization, and other unusual or non-recurring expenses, share-based compensation expense and including the effect of the changes in deferred revenue and prepaid domain registration costs. Free cash flow is defined as net cash provided by (used in) operating activities less capital expenditures. Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and other non-GAAP adjustments. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that it provides useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled adjusted EBITDA guidance to net profit because it does not provide guidance for net profit. As items that impact net profit are out of the Company's control and/or cannot be reasonably predicted, the Company is unable to provide such guidance. Accordingly, a reconciliation to net profit is not available without unreasonable effort.

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Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2015 annual report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2016. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:

Joe Pollaro / Ryan Gee

Wix.com

ir@wix.com

+1 415.449.4718 / +1 415.223.2610

Media Relations:

Vivian Hernandez

Wix.com

pr@wix.com

+1 415.517.6539

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Wix.com Ltd.

CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands)

	Period ended
	December 31,	March 31,
	2015	2016
Assets	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	$39,226	$38,179
Short term deposits	70,773	75,167
Restricted cash and deposit	3,851	1,921
Trade receivables	6,461	5,483
Prepaid expenses and other current assets	11,989	14,342
Total current assets	132,300	135,092
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	8,734	8,661
Prepaid expenses and other long-term assets	2,200	2,368
Intangible assets and goodwill, net	6,199	6,012
Total long-term assets	17,133	17,041

Total assets	$149,433	$152,133

Liabilities and Shareholder's Deficiency
Current Liabilities:
Trade payables	$12,280	$16,866
Employees and payroll accruals	15,210	15,432
Deferred revenues	100,561	114,358
Accrued expenses and other current liabilities	20,281	13,200
Total current liabilities	148,332	159,856

Long term deferred revenues	4,206	4,517
Long term deferred tax liability	625	598
Other long-term liabilities	75	75
Total long-term liabilities	4,906	5,190

Total liabilities	153,238	165,046

Shareholders' Deficiency
Ordinary shares	64	64
Additional paid-in capital	192,791	202,424
Other comprehensive loss	(248)	923
Accumulated deficit	(196,412)	(216,324)
Total shareholders' deficiency	(3,805)	(12,913)

Total liabilities and shareholders' deficiency	$149,433	$152,133

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Wix.com Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP

(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2015	2016
	(unaudited)

Revenue	$44,524	$61,586
Cost of revenue	7,811	10,507
Gross Profit	36,713	51,079

Operating expenses:
Research and development	17,448	24,472
Selling and marketing	32,006	40,454
General and administrative	4,587	5,921
Total operating expenses	54,041	70,847
Operating loss	(17,328)	(19,768)
Financial income (expenses), net	1,857	505
Other income (expenses)	1	-
Loss before taxes on income	(15,470)	(19,263)
Taxes on income	556	649
Net loss	$(16,026)	$(19,912)

Basic and diluted net loss per share	$(0.41)	$(0.49)
Basic and diluted weighted-average shares used to compute net loss per share	38,634,897	40,378,899

Wix.com Ltd.

ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP STATEMENT OF OPERATIONS

(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2015	2016
(1) Share based compensation expenses:	(unaudited)
Cost of revenues	$295	$428
Research and development	1,959	3,111
Selling and marketing	599	981
General and administrative	1,195	1,617
Total share based compensation expenses	4,048	6,137
(2) Amortization	155	187
(3) Withdrawn secondary offering expenses	-	0
(4) Acquisition related expenses	-	1,183
(5) Taxes on income	112	175
Total adjustments of GAAP to Non GAAP	$4,315	$7,682

Wix.com Ltd.

ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP COST OF REVENUES

(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2015	2016
	(unaudited)
Gross Profit	$36,713	$51,079
Share based compensation expenses	295	428
Gross Profit -Non GAAP	37,008	51,507

Gross margin -Non GAAP	83%	84%

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Wix.com Ltd.

RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA (NON-GAAP)

(In thousands)

	Three Months Ended
	March 31,
	2015	2016
	(unaudited)
Net Loss	$(16,026)	$(19,912)
Adjustments:
Interest, bank charges & other financial expenses (income), net	332	(587)
Unrealized gains on hedging transactions	(1,063)	399
Other expenses	(1)	-
Taxes on income	556	649
Depreciation	925	1,244
Amortization	155	187
Withdrawn secondary offering expenses	-	-
Acquisition related expenses	-	1,183
Share based compensation expenses	4,048	6,137
Change in deferred revenue	11,345	14,108
Change in prepaid domain registration costs	(764)	(744)
Total adjustments	$15,533	$22,576

Adjusted EBITDA	$(493)	$2,664

Wix.com Ltd.

RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE

(In thousands)

	Three Months Ended
	March 31,
	2015	2016
	(unaudited)
Net Loss	$(16,026)	$(19,912)
Share based compensation expense and other Non GAAP adjustments	4,315	7,682
Non-GAAP net loss	$(11,711)	$(12,230)

Basic and diluted Non GAAP net loss per share	$(0.30)	$(0.30)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	38,634,897	40,378,899

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Wix.com Ltd.

KEY PERFORMANCE METRICS

(In thousands)

	Three Months Ended
	March 31,
	2015	2016
	(unaudited)
Revenues	$44,524	$61,586
Collections	$55,869	$75,694
Adjusted EBITDA	$(493)	$2,664
Number of registered users at period end	62,514	82,271
Number of premium subscriptions at period end	1,371	1,938

Wix.com Ltd.

RECONCILIATION OF REVENUES TO COLLECTIONS

(In thousands)

	Three Months Ended
	March 31,
	2015	2016
	(unaudited)
Revenues	$44,524	$61,586
Change in deferred revenues	11,345	14,108
Collections	$55,869	$75,694

Wix.com Ltd.

RECONCILIATION OF COLLECTIONS EXCLUDING FX IMPACT

(In thousands)

	Three Months Ended
	March 31,
	2015	2016
	(unaudited)
Collections	$55,869	$75,694
F/X impact on Q1/16 using Q1/15 rates	-	1,790
Collections excluding FX impact	$55,869	$77,484

Y/Y%		39%

	Three Months Ended
	December 31,	March 31,
	2015	2016
	(unaudited)
Collections	$66,870	$75,694
F/X impact on Q1/16 using Q4/15 rates	-	(130)
Collections excluding FX impact	$66,870	$75,564

Q/Q%		13%

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Wix.com Ltd.

RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW

(In thousands)

	Three Months Ended
	March 31,
	2015	2016
	(unaudited)
Net cash provided by (used in) operating activities	$(581)	$(925)
Capital expenditures, net	(2,081)	(1,209)
Free Cash Flow	$(2,662)	$(2,134)

Wix.com Ltd.

RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS

(In thousands)

	Three Months Ended		Year Ending
	June 30, 2016		December 31, 2016
	Low	High	Low	High

Projected revenues	$66,000	$67,000	$274,000	$277,000
Projected change in deferred revenues	11,000	11,000	46,000	47,000
Projected collections	$77,000	$78,000	$320,000	$324,000

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Wix.com Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended
	March 31,
	2015	2016
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(16,026)	$(19,912)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	925	1,244
Amortization	155	187
Share based compensation expenses	4,048	6,137
Tax benefit related to exercise of share options	138	175
Decrease (increase) in accrued interest and exchange rate on short term and long term deposits	328	(230)
Deferred income taxes, net	(28)	(26)
Decrease (increase) in trade receivables	(2,100)	978
Increase in prepaid expenses and other current and long-term assets	(2,032)	(1,589)
Increase in trade payables	6,123	4,624
Increase (decrease) in employees and payroll accruals	(3,299)	222
Increase in short term and long term deferred revenues	11,694	14,108
Decrease in accrued expenses and other current liabilities	(507)	(6,843)
Net cash used in operating activities	(581)	(925)
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	11,906	4,766
Investment in short-term deposits and restricted deposits	(1,686)	(7,000)
Purchase of property and equipment	(2,081)	(1,209)
Net cash provided by (used in) investing activities	8,139	(3,443)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	1,780	3,321
Net cash provided by financing activities	1,780	3,321
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(167)	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,171	(1,047)
CASH AND CASH EQUIVALENTS—Beginning of period	40,200	39,226
CASH AND CASH EQUIVALENTS—End of period	$49,371	$38,179

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